THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

May 23, 2008

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Registration Statement on Form SB-2
Filed January 14, 2008
File No. 333-148644

Dear Mr. Schwall:

Attached for filing is the first amendment to the above-referenced registration statement on Form SB-2 of White Mountain Titanium Corporation (the “Company”). The registration statement was originally filed on Form SB-2 which was rescinded effective February 4, 2008. Pursuant to SEC Release No. 33-8876 dated December 19, 2007, this amendment is filed on Form S-1, but the disclosure format and content of this amendment are based on the SB-2 form in accordance with Section IV of the release.

In response to the comments in your letter dated February 7, 2008, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:

General

1.
Please provide updated disclosure with each amendment. For example, we note that the British Columbia Securities Commission issued a Cease Trade Order for your securities on January 16, 2008. As another example, we note that you will need to provide updated financial statements prior to effectiveness.

Response: The information in this amendment has been updated. In particular, the Company has added information concerning the Cease Trade Order in the section titled “Legal Proceedings.” The Cease Trade Order was rescinded by the British Columbia Securities Commission on April 30, 2008.

This amendment contains the audited financial statements of the Company for the year ended December 31, 2007, and the interim financial statements for the first quarter ended March 31, 2008. As a result, the information in the various risk factors pertaining to the prior financial statements has been updated. In addition, the disclosure in the section titled “Management’s Plan of Operation” has been updated to reflect the current financial statements.

H. Roger Schwall, Assistant Director
May 23, 2008

2.	We note that you have attached your Form 10-KSB to your prospectus. Please revise to prove the information required by Item 22 of Form SB-2 in the body of your prospectus.

Response: The Company’s 2007 third quarter report on Form 10-QSB was inadvertently included in the original filing. This document has been removed from this filing and the required financial statements for the years ended December 31, 2007 and 2006, and for the quarters ended March 31, 2008 and 2007, have been included in the prospectus.

Risk Factors, page 3

3.	Please include a risk factor discussing the potential impact to investors if the Cease Trade Order is not lifted by the British Columbia Securities Commission.

Response: Because the Cease Trade Order has been rescinded, no additional risk factor has been added.

Item 26. Recent Sales of Unregistered Securities, page II-6

4.
We note that your Board of Directors granted bonuses of 700,000 and 900,000 shares of common stock and warrants to purchase 700,000 and 900,000 shares to management for past services on August 31, 2007 and December 21, 2007, respectively. Please clarify the employee services that you received in consideration for the equity instruments granted. As part of your response, explain the specific nature of the services received and the period of time that the employees performed the services in consideration for each share issuance. In addition, please explain how your accounting for the recognition and measurement of each issuance of your common stock and warrants complies with the provisions of SFAS 123(R).

Response: At a meeting of the Board of Directors held on August 31, 2007, the following securities were issued to the officers and directors named below, for the named consideration approved by the Board of Directors:

H. Roger Schwall, Assistant Director
May 23, 2008

Name	Office(s)	Securities Issued	Consideration Given
Michael P. Kurtanjek	Director and President	225,000 shares and 225,000 warrants to purchase common shares at $0.60 per share
The shares and warrants were issued for past services provided to the Company which were beyond the scope of the Management Services Agreement between Mr. Kurtanjek and the Company. Mr. Kurtanjek has been the in-country manager of the mining project based in Santiago, Chile, directly responsible for overseeing the project as well as the metallurgical recover process. The board estimated that by performing both roles, Mr. Kurtanjek had saved the Company approximately $468,000 it would have otherwise paid for these additional services.

		Options to purchase 150,000 shares of common stock at $0.50 per share	The options were granted as an incentive for Mr. Kurtanjek to remain with the Company although his salary is substantially less than the amounts paid to CEOs of comparable companies.
Trio International Capital Corp.	Brian Flower, an officer of Trio, is Chairman of the Company	225,000 shares and 225,000 warrants to purchase common shares at $0.60 per share

The shares and warrants were issued for past services provided to the Company which were beyond the scope of the Management Services Agreement between Trio and the Company. The initial scope of the engagement, at which time Mr. Flower was CFO, did not include the time necessary to prepare three years of delinquent financial statements and tax filings, comply with increasing SEC regulatory requirements, and establish proper administrative procedures and controls. The board estimated that by performing these additional services, Mr. Flower had saved the Company approximately $134,000 it would have otherwise paid for these additional services.

		Options to purchase shares of common stock at $0.50 per share	The options were granted as an incentive for Mr. Flower to remain with the Company although his salary is substantially less than the amounts paid to Chairmen of comparable companies.

H. Roger Schwall, Assistant Director
May 23, 2008

Charles E. Jenkins	Director and CFO	150,000 shares and 150,000 warrants to purchase common shares at $0.60 per share
The shares and warrants were issued for past services provided to the Company which were beyond the scope of the Management Services Agreement between Mr. Jenkins and the Company. The initial scope of the engagement did not include the time necessary to prepare the Company’s financial statements for audit, comply with increasing SEC regulatory requirements, and maintain proper administrative procedures and controls. In addition, Mr. Jenkins assumed the staff support role. The board estimated that by performing both roles, Mr. Jenkins had saved the Company approximately $40,000 it would have otherwise paid for these additional services and that he was underpaid by approximately $66,000 for his services as CFO.

		Options to purchase 300,000 shares of common stock at $0.50 per share	The options were granted as an incentive for Mr. Jenkins to remain with the Company although his salary is substantially less than the amounts paid to CFOs of comparable companies.
Howard M. Crosby	Director	100,000 shares and 100,000 warrants to purchase common shares at $0.60 per share

The shares and warrants were issued for past services provided to the Company which were beyond the scope of the Business Consultant Agreement between Mr. Crosby’s company and the Company. Mr. Crosby’s initial scope of work was as CFO, until the engagement of Mr. Flower. Thereafter he became responsible for investor relations and was instrumental in establishing an investor relations program for the Company and developing leads to provide funding for the Company. The board estimated that Mr. Crosby had been underpaid in his role for investor relations by approximately $48,750, and that he had been instrumental in securing funding from Rubicon, the Company’s principal investor, for which he had received no additional compensation.

		Options to purchase 100,000 shares of common stock at $0.50 per share	The options were granted as an incentive for Mr. Crosby to remain with the Company.

At a meeting of the Board of Directors held on December 21, 2007, the following securities were issued to the officers and directors named below, for the named consideration approved by the Board of Directors:

H. Roger Schwall, Assistant Director
May 23, 2008

Name	Office(s)	Securities Issued	Consideration Given
Terese Gieselman	Secretary	100,000 shares
The share bonus was granted to Ms. Gieselman in recognition for her past services as Corporate Accountant to the Company. Her performance in this role, particularly with respect to the preparation of the first three years of consolidated financial statements and her assistance with the preparation of the Company’s initial Registration Statement, was never compensated.

Cesar Lopez	Director	100,000 shares

The share bonus was granted to Mr. Lopez in recognition for his past services in securing concessions for the Cerro Blanco project on attractive terms, maintaining good title to the land, making introductions in Chile and generating project leads in South America.

Michael P. Kurtanjek	Director and President	200,000 shares

The share bonus was granted to Mr. Kurtanjek in recognition for his performance in 2007, particularly with respect to meeting corporate objectives and budget forecasts, co-leading the investor awareness program, and initiating research into new metals technologies, some of which may have application to the Cerro Blanco project.

Brian Flower	Chairman	200,000 shares

The share bonus was granted to Mr. Flower in recognition for his performance in 2007, particularly with respect to meeting corporate objectives and budget forecasts, co-leading the investor awareness program, leading a marketing effort for the sale of planned mine concentrate output and dealing with regulatory matters.

As required by SFAS 123(R), the 700,000 units issued August 31, 2007 comprised of one share of common stock and one share purchase warrant which were accounted for in the third quarter financial statements as follows:
•
Each share was valued at the market price at the date the issuance, i.e. $0.50 per share with the credit representing an increase to share capital and the debit representing an expense for the period. In the same manner, the warrants were valued using the black-scholes pricing model and the resulting value being accounted in the same manner as the shares.

•	Since the units were issued as a bonus for services previously provided, the above amounts were brought into income at the time of issuance.
•
With regard to the 900,000 shares issued on December 21, 2007, these have been valued at the market price at the date of issuance and will be accounted for in the same manner as the 700,000 shares discussed above in the fourth quarter.

In addition to the changes noted above, the Company has updated the information throughout the amended registration statement. The total number of shares set forth on the cover page of the prospectus has been reduced by 30,000 shares to correct the actual number of shares being offered by the selling shareholders. This amount has also been corrected throughout the document, including the total on the table in the Selling Stockholders section.

H. Roger Schwall, Assistant Director
May 23, 2008

Two marked copies of the amended filing are being sent by overnight delivery to the staff reviewers to assist in the review process.

Please feel free to contact me if you have any questions in regard to this filing.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance

cc:	Charles E. Jenkins, CFO
Brian Flower, Chairman
Michael P. Kurtanjek, President
Chris White, Branch Chief
Sean Donahue, SEC Staff